0-15276

02036415

P.E 5.1.02

FORM 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number 0-15276

For the month of: **May, 2002**

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant's name into English)

2489 Bellevue Avenue,
West Vancouver, British Columbia, Canada V7V 1E1
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F __X__ Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No __X__

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 - ___]

. . ./2

This Form 6-K consists of:

1. Summary of material change (as stated below).

2. News Release dated May 13, 2002 (as attached).

CLEARLY CANADIAN ANNOUNCES FIRST QUARTER PROFIT

VANCOUVER, B.C., May 13, 2002 --- Clearly Canadian Beverage Corporation (TSX: CLV; OTCBB: CCBC) reported financial results for its first fiscal quarter ended March 31, 2002. (ALL FIGURES BELOW AND IN THE ATTACHED SCHEDULES ARE STATED IN U.S. DOLLARS).

During the year ended December 31, 2001, the Company's wholly owned U.S. subsidiary, CC Beverage (U.S.) Corporation, sold certain of its business assets. These divestitures involved the sale of two business segments: firstly, its home and office five-gallon water business (which sale was completed in April 2001) and secondly, its private label co-pack bottling business, Cascade Clear business and related production assets (which sale was completed in February 2002). As a result of these divestitures, for reporting purposes, the results and financial position of the Company now reflect the results of the "Continuing Operations" for the first quarter of 2002. Accordingly, prior period comparative figures have been restated to reflect this change. In determining its results for the first quarter of 2002, Clearly Canadian has adopted the Canadian Institute of Chartered Accountants (CICA) accounting standard dealing with discontinued operations.

Results of "Continuing Operations" for the first quarter of 2002:
Earnings before interest, taxes, depreciation and amortization ("EBITDA") for the three months ended March 31, 2002 were $222,000 on sales revenues of $5,418,000 compared to EBITDA of $115,000 on revenues of $5,162,000 for the same period in 2001.

Gross profit for the three months ended March 31, 2002 was $1,888,000 (34.8%) compared to $2,041,000 (39.5%) for the three months ended March 31, 2001.

Net income for the three months ended March 31, 2002 was $64,000 (or $0.01 per share) compared to a loss of $279,000 (or $0.04 per share) for the same period in 2001.

Selling, general and administrative expenses were $1,666,000 for the three months ended March 31, 2002 compared to $1,926,000 for the same period in 2001.

"We believe our improved results for the first quarter of 2002 reflect our focus to generate growth and profits through strengthened distribution in key markets. Clearly Canadian sparkling flavoured water performed well in the first quarter. Sales from the Company's new Reebok fitness water beverage also contributed to the increase in overall sales during the first quarter" said Douglas L Mason, President and CEO, Clearly Canadian Beverage Corporation.

"We also believe that the positive results in the first quarter are also due in part to the divestiture of non-core business assets that were not adding value to overall results. With this divestiture now complete, we expect to continue reducing our cost structure, which we anticipate will create an improved operational base for profitability. Clearly Canadian has developed an extensive marketing program for 2002 to encourage further consumer trial and repurchase of our brands. These exciting initiatives include the introduction of a dynamic new graphic design for our Clearly Canadian brand, innovative package and flavour extensions for our Reebok beverage, a national consumer and trade print advertising campaign and an extensive in-store consumer promotion," said Douglas L. Mason.

. . ./3

Based in Vancouver, B.C., Clearly Canadian markets premium alternative beverages and products, including Clearly Canadian® sparkling flavoured water, Clearly Canadian O+2® and Tré Limone™, which are distributed in the United States, Canada and various other countries. Clearly Canadian also holds the exclusive license to manufacture, distribute and sell certain Reebok beverage products in the United States, Canada and the Caribbean. Additional information Clearly Canadian and CC Beverage may be obtained on the world wide web at www.clearly.ca.

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as "expects", "intends", "anticipates", "likely", "believes" and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and include the Company's expectations regarding the potential reduction of expenses and potential cost savings from the sale of the business segments and related assets referred to in this news release and also include the Company's expectations regarding the revenues to be generated through the promotion, marketing and sale of its beverage products, including Reebok beverages, and the benefits of these transactions and activities on the Company's results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company's ability to generate sufficient cash flows to support capital expansion plans and general operating activities, competition, pricing and availability of raw materials, the Company's ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company's products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 13th day of May, 2002.

CLEARLY CANADIAN BEVERAGE CORPORATION
(Registrant)

By: ______________________
Bruce E. Morley, Chief Legal Officer

P:\word\2002\releases\0513\form6k.doc

CLEARLY CANADIAN

FOR IMMEDIATE RELEASE

CLEARLY CANADIAN ANNOUNCES FIRST QUARTER PROFIT

VANCOUVER, B.C., May 13, 2002 --- Clearly Canadian Beverage Corporation (TSX: CLV; OTCBB: CCBC) today reported financial results for its first fiscal quarter ended March 31, 2002. (ALL FIGURES BELOW AND IN THE ATTACHED SCHEDULES ARE STATED IN U.S. DOLLARS).

During the year ended December 31, 2001, the Company's wholly owned U.S. subsidiary, CC Beverage (U.S.) Corporation, sold certain of its business assets. These divestitures involved the sale of two business segments: firstly, its home and office five-gallon water business (which sale was completed in April 2001) and secondly, its private label co-pack bottling business, Cascade Clear business and related production assets (which sale was completed in February 2002). **As a result of these divestitures, for reporting purposes, the results and financial position of the Company now reflect the results of the "Continuing Operations" for the first quarter of 2002.** Accordingly, prior period comparative figures have been restated to reflect this change. In determining its results for the first quarter of 2002, Clearly Canadian has adopted the Canadian Institute of Chartered Accountants (CICA) accounting standard dealing with discontinued operations.

Results of "Continuing Operations" for the first quarter of 2002:
Earnings before interest, taxes, depreciation and amortization ("EBITDA") for the three months ended March 31, 2002 were $222,000 on sales revenues of $5,418,000 compared to EBITDA of $115,000 on revenues of $5,162,000 for the same period in 2001.

Gross profit for the three months ended March 31, 2002 was $1,888,000 (34.8%) compared to $2,041,000 (39.5%) for the three months ended March 31, 2001.

Net income for the three months ended March 31, 2002 was $64,000 (or $0.01 per share) compared to a loss of $279,000 (or $0.04 per share) for the same period in 2001.

Selling, general and administrative expenses were $1,666,000 for the three months ended March 31, 2002 compared to $1,926,000 for the same period in 2001.

"We believe our improved results for the first quarter of 2002 reflect our focus to generate growth and profits through strengthened distribution in key markets. Clearly Canadian sparkling flavoured water performed well in the first quarter. Sales from the Company's new Reebok fitness water beverage also contributed to the increase in overall sales during the first quarter" said Douglas L Mason, President and CEO, Clearly Canadian Beverage Corporation.

"We also believe that the positive results in the first quarter are also due in part to the divestiture of non-core business assets that were not adding value to overall results. With this divestiture now complete, we expect to continue reducing our cost structure, which we anticipate will create an improved operational base for profitability. Clearly Canadian has developed an extensive marketing program for 2002 to encourage further consumer trial and repurchase of our brands. These exciting initiatives include the

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introduction of a dynamic new graphic design for our Clearly Canadian brand, innovative package and flavour extensions for our Reebok beverage, a national consumer and trade print advertising campaign and an extensive in-store consumer promotion," said Douglas L. Mason.

Based in Vancouver, B.C., Clearly Canadian markets premium alternative beverages and products, including Clearly Canadian® sparkling flavoured water, Clearly Canadian O+2® and Tré Limone™, which are distributed in the United States, Canada and various other countries. Clearly Canadian also holds the exclusive license to manufacture, distribute and sell certain Reebok beverage products in the United States, Canada and the Caribbean. Additional information Clearly Canadian and CC Beverage may be obtained on the world wide web at www.clearly.ca.

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as "expects", "intends", "anticipates", "likely", "believes" and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and include the Company's expectations regarding the potential reduction of expenses and potential cost savings from the sale of the business segments and related assets referred to in this news release and also include the Company's expectations regarding the revenues to be generated through the promotion, marketing and sale of its beverage products, including Reebok beverages, and the benefits of these transactions and activities on the Company's results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company's ability to generate sufficient cash flows to support capital expansion plans and general operating activities, competition, pricing and availability of raw materials, the Company's ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company's products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

CLEARLY CANADIAN BEVERAGE CORPORATION

Stuart R. Ross, Chief Financial Officer

For further information please contact:
Kelly Lendvoy, Director, Communications and Public Affairs
(e-mail: klendvoy@clearly.ca)
Clive Shallow, Manager, Shareholder Relations
(e-mail: cshallow@clearly.ca)
800/663-5658 (USA) or 800/663-0227 (Canada)

Clearly Canadian Beverage Corporation
Consolidated Statement of Operations and Deficit
For theThree months ended March 31, 2002 and 2001
(Stated in Thousands of United States Dollars)

		Unaudited	
		March 31 2002	March 31 2001
Sales	$	5,418	5,162
Cost of Sales		3,530	3,121
Gross Profit		1,888	2,041
Selling, General and Administrative Expenses		1,666	1,926
Amortization		112	426
Earnings (loss) before the following:		110	(311)
Interest on long term debt		(2)	-
Employee Incentive Plan		(55)	-
Other income (expense) - net		11	32
Earnings (loss) from continuing operations - before income taxes		64	(279)
Provision for income taxes		-	-
Earnings (loss) from continuing operations		64	(279)
Loss from discontinued operations		-	(425)
Net earnings (loss) for the period		64	(704)
Deficit - beginning of period		(48,984)	(40,231)
Deficit - end of period	$	(48,920)	(40,935)
Earnings (loss) per share from continuing operations	$	0.01	(0.04)
Net earnings (loss) per share	$	0.01	(0.11)
Weighted average shares outstanding		6,640,682	6,640,682

Clearly Canadian Beverage Corporation

Consolidated Balance Sheet
As At March 31, 2002 and December 31, 2001
(Stated in Thousands of United States Dollars)

		Unaudited March 31 2002	December 31 2001
ASSETS			
Current			
Cash and cash equivalents	$	-	226
Accounts receivable		3,488	2,334
Inventories		2,858	2,304
Prepaid expenses, deposits and other assets		581	111
		6,927	4,975
Long term investments		91	152
Distribution rights		1,913	1,913
Property, plant and equipment		5,975	9,978
Other Assets		378	
	$	15,284	17,018
LIABILITIES			
Current			
Bank indebtedness	$	280	-
Accounts payable and accrued liabilities		5,448	5,130
Current portion of long term debt		3	347
		5,731	5,477
Long-term debt		1,211	3,252
		6,942	8,729
SHAREHOLDERS' EQUITY			
Share Capital			
Issued 7,013,682 (2001 - 7,013,682) without par value			
Outstanding 6,640,682 (2001 - 6,640,682)		58,208	58,208
Warrants 692,740 (2001 - 692,740)		423	423
Cumulative translation adjustment		(1,369)	(1,358)
Retained earnings (deficit)		(48,920)	(48,984)
		8,342	8,289
	$	15,284	17,018